UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 30, 2020: Euroseas Ltd. Announces New Charters For Three Vessels And Conversion Of $1.875m Loan From Affiliate To Common Equity.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 30, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

Euroseas Ltd. Announces New Charters For Three Vessels And Conversion Of $1.875m Loan From Affiliate To Common Equity

Maroussi, Athens, Greece – November 30, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the extension of the charter of its container vessels M/V “EM Astoria” and new time charter contracts for its container vessels M/V “Evridiki G” and M/V “Aegean Express”. Specifically:

•

M/V “EM Astoria”, a 2,778 teu vessel built in 2004, was extended for a period of between twelve and fourteen months in charterers’ option, at a daily rate of $18,650. The new rate will commence on December 15, 2020.

•

M/V “Evridiki G”, a 2,556 teu vessel built in 2001, entered into a new time charter contract for a period of between twelve and thirteen months in charterers’ option, at a daily rate of $15,500. The new rate will commence around December 5, 2020.

•

M/V “Aegean Express”, a 1,439 teu vessel built in 1997, entered into a new time charter contract for a period of between fifteen and sixteen months in charterers’ option, at a daily rate of $11,500. The new charter will commence on December 27, 2020.

Furthermore, the Company announced that COLBY TRADING LTD (“Colby”), an affiliate of Euroseas’ CEO, elected to convert into shares of common stock the outstanding amount of a loan it provided to the Company on September 30, 2019; the conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. As result of the conversion, Euroseas issued 702,247 shares to Colby for the outstanding loan amount of $1.875 million.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce the new charter arrangements for three of our vessels providing employment for longer than a year period for each of them. The three vessels are expected to make EBITDA contribution of about $7.5 million during 2021 under their new charters which would be more than four times their EBITDA contribution during the last twelve months.

“Both the rate of the charters – which is near the highest levels of the last ten years – and the duration of the contracts are indicative of the strength of the market during the recent months. If the present market levels continue and we are able to renew or replace the charters of the remaining of our vessels, as they expire, at similar levels, we should see a significant contribution to our earnings and profitability.

“While risks - both geopolitical and economic - abound, we are optimistic that the demand-supply balance in the containership market over the next couple of years will be supportive of strong charter rates. Our optimism is based on the fact that a very low fleet orderbook, the lowest in more than 20 years in percentage terms, is combined with increased expectations for control of the COVID-19 pandemic, economic recovery and healthy growth of containerized trade. The recent conversion of a loan from an affiliate of our main shareholders into equity is representative of the increased confidence in the prospects of the market and our company.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate Container carriers. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com